FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2014

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On February 5, 2014, the registrant announces Fourth Quarter and Fiscal Year 2013 Financial Results Conference Call. Attached please find the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 5, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Fourth Quarter and Fiscal Year 2013
Financial Results Conference Call

Migdal Haemek, Israel – February 05, 2014 - TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, will hold a conference call to discuss its fourth quarter and fiscal year 2013 financial results, first quarter 2014 guidance and its business outlook on Thursday, February 27, 2014, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 17:00 Israel Time). TowerJazz will issue the fourth quarter and fiscal year 2013 earnings release earlier in the day, on Thursday, February 27, 2014.

This call will be webcast by Thomson/CCBN and can be accessed on TowerJazz’s website at www.towerjazz.com, or can also be accessed in the U.S. and in Israel by calling a domestic number:

1-888-407-2553	(U.S. Toll-Free)
03-918-0610	(Israel)
+972-3-918-0610	(International)

The webcast is also being distributed through the Thomson Street Events Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson/CCBN’s individual investor portal powered by StreetEvents. Institutional investors can access the call via Thomson’s password-protected event management site, StreetEvents (www.streetevents.com). The teleconference will be available for replay for 90 days.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

###

Contact Information:
TowerJazz	CCG Investor Relations
Noit Levi, +972 4 604 7066	Tel: 1 646 201 9246 (US) / +972 2 563 6521 (Israel)
noit.levi@towerjazz.com	kenny@ccgisrael.com